SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -------------------------
                                 SCHEDULE 14D-1

                   Tender Offer Statement Pursuant to Section
                 14(d)(1) of the Securities Exchange Act of 1934
                               (Amendment No. 6)*
                            -------------------------

              INTEGRATED RESOURCES HIGH EQUITY PARTNERS, SERIES 85
                       (Name of Subject Company [Issuer])

                             OLYMPIA INVESTORS L.P.
                                OLYMPIA-GP, INC.
                       AMERICAN REAL ESTATE HOLDINGS, L.P.
                        AMERICAN PROPERTY INVESTORS, INC.
                                  CARL C. ICAHN
                             MILLENIUM FUNDING CORP.
                           MILLENIUM FUNDING II CORP.
                             PRESIDIO CAPITAL CORP.
                          PRESIDIO HOLDING COMPANY, LLC
                   NORTHSTAR PRESIDIO MANAGEMENT COMPANY, LLC
                            NORTHSTAR OPERATING, LLC
                         NORTHSTAR CAPITAL PARTNERS, LLC
                        NORTHSTAR CAPITAL HOLDINGS I, LLC
                                 DAVID HAMAMOTO
                                W. EDWARD SCHEETZ
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                            -------------------------
Bonnie D. Podolsky                          Edward W. Kerson
Gordon Altman Butowsky                      Proskauer Rose LLP
Weitzen Shalov & Wein                       1585 Broadway
114 West 47th Street                        New York, New York  10036
New York, New York  10036                   (212) 969-3000
(212) 626-0800
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           (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications on Behalf of Bidder)

Calculation of Filing Fee
-----------------------------------------------------------------
Transaction                                          Amount of
Valuation*:  $5,700,000                     Filing Fee: $1,140
-----------------------------------------------------------------
   *For purposes of calculating the filing fee only. This amount assumes the purchase of 60,000 Units of the subject company for $95.00 per Unit in cash.

         [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,040 (based upon prior transaction valuation of $15,200,000, calculated for purposes of the filing fee, assuming the purchase of 160,000 Units of the subject company for $95.00 per Unit in cash)
Form or Registration No.: Schedule 14D-1
Filing Party: Olympia Investors L.P., Olympia-GP, Inc., American Real Estate Holdings, L.P., American Property Investors, Inc., Carl C. Icahn
Dated Filed: March 12, 1998

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        AMENDMENT NO. 6 TO SCHEDULE 14D-1

         This Amendment No. 6 amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed with the Securities and Exchange Commission by Olympia Investors, L.P., Olympia-GP Inc., American Real Estate Holdings, L.P., American Property Investors, Inc. and Carl C. Icahn on March 12, 1998, as amended by Amendments No. 1, 2, 3, 4 and 5 thereto. All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Offer to Purchase dated March 12, 1998, as supplemented by the Supplement thereto dated May 22, 1998, and the related Assignment of Partnership Interest dated March 12, 1998, as amended through May 22, 1998.

Item 10.          Additional Information.

         Item 10(f) is hereby amended to add the following:

         (f) The information set forth in exhibit (a)(5) attached hereto is incorporated herein by reference.

Item 11.          Materials to Be Filed as Exhibits.

         The following documents are filed as exhibits to this Amended Schedule 14D-1:

         (a)(5)            Press Release, dated June 12, 1998.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 12, 1998


OLYMPIA INVESTORS, L.P.                        OLYMPIA GP-INC.

By: OLYMPIA GP-INC.,                           By: /s/ Martin L. Hirsch
    its general partner                            --------------------
                                                   Name: Martin L. Hirsch
    By: /s/ Martin L. Hirsch                       Title: Vice President
        -----------------------
        Name:  Martin L. Hirsch
        Title: Vice President



AMERICAN REAL ESTATE HOLDINGS, L.P.

By: AMERICAN PROPERTY INVESTORS, INC.,
    its general partner

    By: /s/ Martin L. Hirsch
        -----------------------
        Name:  Martin L. Hirsch
        Title: Vice President



AMERICAN PROPERTY INVESTORS, INC.

By: /s/ Martin L. Hirsch
    -----------------------
    Name:  Martin L. Hirsch
    Title: Vice President



   /s/ Theodore Altman
   ------------------------
     CARL C. ICAHN
     By:Theodore Altman as
        Attorney-in-fact



    [Signature Page for Integrated Resources High Equity Partners, Series 85,
                        Schedule 14D-1 - Amendment No. 6]

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 12, 1998


MILLENIUM FUNDING CORP.                        MILLENIUM FUNDING II CORP.

By: /s/ Allan B. Rothschild                    By: /s/ Allan B. Rothschild
    ---------------------                          ---------------------
    Name: Allan B. Rothschild                      Name: Allan B. Rothschild
    Title: Authorized Signatory                    Title: Authorized Signatory


PRESIDIO CAPITAL CORP.                         PRESIDIO HOLDING COMPANY, LLC

By: /s/ Allan B. Rothschild                    By: /s/ Allan B. Rothschild
    ---------------------                          ---------------------
    Name: Allan B. Rothschild                      Name: Allan B. Rothschild
    Title: Authorized Signatory                    Title: Authorized Signatory


NORTHSTAR PRESIDIO MANAGEMENT                  NORTHSTAR OPERATING, LLC
COMPANY, LLC
By: /s/ Allan B. Rothschild                    By: /s/ Allan B. Rothschild
    ---------------------                          ---------------------
    Name: Allan B. Rothschild                      Name: Allan B. Rothschild
    Title: Authorized Signatory                    Title: Authorized Signatory


NORTHSTAR CAPITAL PARTNERS, LLC              NORTHSTAR CAPITAL HOLDINGS I, LLC

By: /s/ Allan B. Rothschild                  By: /s/ Allan B. Rothschild
    ---------------------                        ---------------------
    Name: Allan B. Rothschild                    Name: Allan B. Rothschild
    Title: Authorized Signatory                  Title: Authorized Signatory


   /s/ W. Edward Scheetz                         /s/ David Hamamoto
   ------------------------                      ------------------------
     W. EDWARD SCHEETZ                            DAVID HAMAMOTO


    [Signature Page for Integrated Resources High Equity Partners, Series 85,
                        Schedule 14D-1 - Amendment No. 6]

                                  EXHIBIT INDEX


         (a)(5)                     Press Release, dated June 12, 1998.